EX.99.(n)(1)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Goldman Sachs BDC, Inc.:

We have audited the financial statements of Goldman Sachs BDC, Inc. (“the Company”) as of December 31, 2014 and 2013 and for the years ended December 31, 2014 and 2013 and for the period from November 15, 2012 (commencement of operations) through December 31, 2012 referred to in our report dated February 17, 2015 appearing in the accompanying registration statement on Form N-2. We expressed an unqualified opinion on those financial statements. In our opinion, the senior securities table of Goldman Sachs BDC, Inc. for the year ended December 31, 2014 appearing on page 95 of this form N-2 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

February 17, 2015